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Exhibit 4.6

MATERIAL CHANGE REPORT

Pursuant to

Section 75(2) of the Securities Act (Ontario)
and corresponding provisions of the securities legislation in other provinces and territories

1.     Reporting Issuer

  The name and address of the principal office in Canada of the reporting issuer is Noranda Inc. ("Noranda"), 181 Bay Street, Suite 200, BCE Place, Toronto, Ontario, M5J 2T3.

2.     Dates of Material Changes

  The first material change occurred on July 25, 2003 (the "First Material Change") and the second material change occurred on July 29, 2003 (the "Second Material Change").

3.     Press Releases

  The press release reporting the First Material Change was issued by Noranda on July 25, 2003. The press release reporting the Second Material Change was issued by Noranda on July 29, 2003. Both press releases were issued by Noranda in Toronto, Ontario. A copy of each press release is attached.

4.     Summary of Material Changes

  On July 25, 2003, Noranda announced a recapitalization plan involving, among other things, the reduction of its quarterly dividend from $0.20 per share to $0.12 per share, the issue of up to $500 million of common shares, the issue of up to U.S. $300 million of debt, and the conversion to U.S. dollar reporting of its financial results.

  On July 29, 2003, Noranda announced that it had entered into an agreement with a syndicate of underwriters (the "Underwriters") for the issuance of 20 million common shares at a price of $12.65 per share for total gross proceeds of $253 million. Noranda has provided the Underwriters with options to increase the offering by up to approximately 7.8 million common shares (the "UW Options"). As previously announced and concurrent with the issue, Brascan Corporation ("Brascan") has agreed to purchase from Noranda, at the same price, 20 million common shares to raise further gross proceeds of $253 million. Noranda has also granted to Brascan options to acquire any of the shares not acquired by the underwriters pursuant to the UW Options. On July 31, 2003, the Underwriters exercised a portion of the UW Options to purchase an additional 4.8 million common shares of Noranda at a price of $12.65 per share. Should the UW Options or the options granted to Brascan be exercised in full, the total gross proceeds of the public offering and concurrent issue to Brascan will be approximately $604 million. The share issuances are subject to receipt of all necessary regulatory approvals. Proceeds of the issuances are expected to be used to reduce Noranda's debt and to redeem Noranda's outstanding Cumulative Preferred Shares, Series I held by Brascan, as required by the terms of those shares. Closing is expected on or about August 18, 2003.

5.     Full Description of Material Change

  Recapitalization

  For a description of the First Material Change, see the attached press release of Noranda attached hereto as Exhibit A.

  Brascan Share Purchase and Redemption of Cumulative Preferred Shares, Series I

  On July 29, 2003, Noranda (i) entered into an agreement with the Underwriters for the issuance of 20,000,000 common shares (the "Public Offering") at a price of $12.65 per share for total gross proceeds of $253 million, and (ii) granted to the Underwriters an option to purchase, at any time up to 24 hours prior to the closing of the Public Offering, up to 4.8 million common shares of Noranda at a price of $12.65 per share (the "Underwriters' Option"), and an option to purchase, at any time during the 30-day period after the closing of the Public Offering, up to 2,976,000 common shares of Noranda solely to cover over-allotments, if any, at a price of $12.65 per share (the "Over-Allotment Option"). The offering price of the common shares to be purchased by the Underwriters pursuant to the Public Offering was determined by negotiation between Noranada and the Underwriters. Concurrently, Brascan has agreed to purchase from Noranda, at a price of $12.65 per share, 20 million common shares of Noranda for total gross proceeds of $253 million. Pursuant to an agreement dated July 29, 2003, Noranda has granted to Brascan an option (the "Brascan Option A") to purchase, at a price of $12.65 per share, a number of common shares of Noranda equal to the number of common shares not acquired by the Underwriters pursuant to the Underwriters' Option, and an option (the "Brascan Option B")) to purchase, at a price of $12.65 per share, a number of common shares of Noranda equal to the number of common shares not acquired by the Underwriters pursuant to the Over-Allotment Option. Each of the Brascan Option A and the Brascan Option B expire in substantially the same manner as the Underwriters' Option and the Over-Allotment Option, respectively. The purchase by Brascan of common shares of Noranda in the manner described above is referred to in this report as the "Brascan Share Purchase". On July 31, 2003, the Underwriters exercised the Underwriters' Option in full. If the Over-Allotment Option is exercised in full or Brascan exercises the Brascan Option B in full, the total gross proceeds of the Public Offering and concurrent issue to Brascan will be approximately $604 million. The common share issuances to the Underwriters and Brascan are subject to the receipt of all applicable regulatory approvals and are expected to be completed on or about August 18, 2003.

  Approximately $147 million of the net proceeds from the sale of common shares to the Underwriters and Brascan, will be used to redeem Noranda's outstanding Cumulative Preferred Shares, Series I, all of which are held by Brascan, pursuant to the terms of those shares (the "Preferred Share Redemption"). The balance of the net proceeds will be used to repay outstanding indebtedness of Noranda.

  Each of the Brascan Transactions is a "related party transaction" within the meaning of the Ontario Securities Commission Rule 61-501 ("OSC Rule 61-501") and Quebec Securities Commission Policy Q-27 (together with OSC Rule 61-501, the "Related Party Rules"). Brascan is an "interested party" in connection with the Brascan Transactions as a result of its beneficial ownership of more than 10% of the outstanding common shares of Noranda. In respect of the applicable related party transaction requirements under the Related Party Rules to (i) obtain and provide a formal valuation of the subject matter of the transaction in the disclosure document for the transaction, and (ii) to obtain minority approval for the transaction, Noranda intends to rely on an exemption granted to an issuer for whom the fair market value of the subject matter of, and the fair market value of the consideration for, the related party transaction is not more than twenty-five percent of the issuer's market capitalization.

  The purpose and business reason for the Brascan Share Purchase and the Preferred Share Redemption (collectively, the "Brascan Transactions") are to support Noranda's strategic objective of having a strong balance sheet that will meet investment grade criteria and allow Noranda to benefit more fully from improving fundamentals in the copper and nickel sectors.

  The Brascan Transactions are anticipated to improve Noranda's net-debt-to-total-capitalization ratio.

  Noranda understands that Brascan and associated companies own 100,729,657 common shares of Noranda (or approximately 41% of the outstanding common shares of Noranda) and convertible debentures convertible into 2,722,323 common shares of Noranda. After giving effect to the purchase by the Underwriters and Brascan of 24.8 million common shares and 20 million common shares, respectively, and assuming that the Underwriters do not exercise the Over-Allotment Option and that Brascan exercises the Brascan Option B in full, Noranda understands that Brascan and associated companies will own 123,705,657 common shares of Noranda (or approximately 43% of the outstanding common shares of Noranda).

  The Brascan Transactions were reviewed and approved by the board of directors of Noranda, other than those directors of Noranda that are also directors or officers of Brascan or any of its affiliates or that have a material interest in Brascan.

6.     Reliance on Section 75(3) of the Securities Act (Ontario)

  Not applicable.

7.     Omitted Information

  Not applicable.

8.     Senior Officers

•	Derek Pannell President and Chief Executive Officer 416-982-7243	•	Lars-Eric Johansson Executive Vice President and Chief Financial Officer 416-982-7377

9.     Statement of Senior Officer

  The foregoing accurately discloses the material change referred to herein.

  SIGNED this 1st day of August, 2003 at Toronto, Ontario.

NORANDA INC.
Per:	(signed) "Julie Galloway" Name: Julie Galloway Title: Secretary

News release via Canada NewsWire, Toronto 416-863-9350

  Attention Business Editors:
  Noranda announces recapitalization plan

        Net-Debt-to-Capitalization Ratio to Improve to 38% from 51%

        TORONTO, July 25 /CNW/ – Noranda today announced a recapitalization plan to reposition the Company's balance sheet and operating capacity. The plan supports Noranda's strategic objective of having a strong balance sheet that will meet investment grade criteria and allow the Company to benefit more fully from improving fundamentals in the copper and nickel sectors.

        Noranda's recapitalization plan includes:

  –
  the issuance of $500 million of common shares. Brascan Corporation, which currently owns approximately 40% of Noranda's common shares, has agreed to subscribe for up to $300 million and $200 million is expected to be offered to the public. The proceeds will be used to reduce debt and redeem $150 million of preferred shares recently issued to Brascan, as well as augment the Company's financial resources for opportunities in its principal operations;

  –
  the financial reporting and conversion of the balance sheet, as at July 1st, 2003, to U.S. dollars, as U.S. dollars are more representative of the Company's functional currency;

  –
  the reduction of the Company's quarterly dividend from $0.20 per share to $0.12 per share, representing a payout more in line with other major mining and metals companies;

  –
  the issuance of up to US$300 million of term debt to pre-fund the Company's debt maturities, at an appropriate time following completion of the common equity issue;

  –
  the release of Noranda's guarantees in the amount of US$422 million on the Antamina project loan with conversion of these facilities to a non non-recourse basis; and

  –
  the sale in June of 25% of the Noranda Income Fund to realize cash proceeds of $111 million and an after-tax gain of $41 million in the third quarter.

        The recapitalization plan and other recent transactions are expected to raise approximately $1 billion and should improve the Company's net-debt-to-total-capitalization ratio to 38% from 51% at year-end 2002 upon completion of these initiatives.

        Mr. Derek Pannell, President and Chief Executive Officer of Noranda, stated that, "During the last two years, we have taken the Company through a significant transformation, shutting down unprofitable operations, reducing costs and bringing new low-cost operations into production. The operational restructuring is now largely complete. We have undertaken a number of initiatives to strengthen our balance sheet and set our dividend at a long long-term sustainable payout ratio more in line with our peers. Upon completion of these initiatives, we will be well positioned operationally and financially to benefit from recovering metal prices."

        This press release does not constitute an offer of any securities for sale. It has not been determined whether any of the securities will be registered in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of the securities in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

        All dollar amounts are expressed in Canadian dollars unless otherwise noted.

        Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is a major producer of nickel and copper, in addition to other metals. Noranda is listed on the Toronto and New York stock exchanges (NRD).

        %SEDAR: 00004438EF

        /For further information: Denis Couture, Vice-President, Communications and Public Affairs, Noranda Inc., (416) 982-7020, denis.couture (at) toronto.norfalc.com, www.noranda.com/

        (NRD. NRD)

CO: Noranda Inc.

CNW 06:00e 25-JUL-03

News release via Canada NewsWire, Toronto 416-863-9350

  Attention Business Editors:
  Noranda to issue approximately $500 million of common shares

  /NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

        TORONTO, July 29 /CNW/ – Noranda Inc. (NRD: NYSE, TSX) today announced that it has entered into an agreement with a syndicate of underwriters for the issuance of 20 million common shares (the "Shares") at a price of $12.65 per share for total gross proceeds of approximately $253 million. Noranda has provided the underwriters with options to increase the offering by up to approximately 7.8 million common shares (the "Underwriters' Options"). As previously announced and concurrent with the issue, Brascan Corporation has agreed to purchase from Noranda, at the same price, 20 million common shares to raise further gross proceeds of approximately $253 million. Noranda has also granted Brascan Corporation the option to acquire any of the shares not acquired by the underwriters pursuant to the Underwriters' Options. Should the Underwriters' Options be exercised in full by the underwriters or Brascan, the total gross proceeds of the public offering and concurrent issue to Brascan will be approximately $604 million. The issuances are subject to receipt of all necessary regulatory approvals.

        Proceeds of the issuances are expected to be used to reduce Noranda's debt and to redeem Noranda's outstanding Cumulative Preferred Shares, Series I held by Brascan Corporation, as required by the terms of those shares. Closing is expected on or about August 18, 2003.

        "This offering completes an important part of the recapitalization plan we announced on July 25," stated Derek Pannell, President and CEO of Noranda Inc. "With the completion of the equity issuance, our balance sheet and liquidity will be significantly improved."

        The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. This press release does not constitute an offer of any securities for sale.

        Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 16,000 people. It is listed on the Toronto Stock Exchange and the New York Stock Exchange (NRD).

        %SEDAR: 00004438EF

        /For further information: Media: Helene V. Gagnon, Director, Public and Corporate Affairs, Tel: (514) 640-2020, gagnonh (at) ccr.ca, sharon.loung (at) toronto.norfalc.com; Investors: Sharon Loung, Director, Investor Relations, Tel: (416) 982-7337; www.noranda.com/

        (NRD. NRD)

CO: Noranda Inc.

CNW 16:52e 29-JUL-03

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MATERIAL CHANGE REPORT
Pursuant to
Section 75(2) of the Securities Act (Ontario) and corresponding provisions of the securities legislation in other provinces and territories